Q1 2017 Additional Information: Debt 1 Note: Numbers may not add due to rounding Net debt breakdown - Unaudited Exhibit 99.3 €B Dec. 31, ‘16 March 31, ‘17 Cons. Ind. Fin. Cons. Ind. Fin. 24.0 21.8 2.2 Gross debt* 21.1 19.1 2.0 0.1 0.1 0.0 Derivatives M-to-M, Net (0.0) (0.0) (0.0) (17.6) (17.4) (0.2) Cash & marketable securities (14.2) (14.0) (0.2) 6.6 4.6 2.0 Net debt 6.9 5.1 1.8 *Net of intersegment receivables

Q1 2017 Additional Information: Debt 2 Note: Numbers may not add due to rounding Gross debt breakdown - Unaudited €B Outstanding Dec. 31, ’16 Outstanding March 31, ’17 23.6 Cash maturities 21.1 9.8 Bank debt 8.1 12.5 Capital market debt 11.6 1.4 Other debt 1.4 0.4 Asset-backed financing 0.2 0.0 ABS / securitization 0.0 0.0 Warehouse facilities 0.0 0.4 Sale of receivables 0.2 (0.1) Accruals & other adjustments (0.2) 24.0 Gross debt 21.1 (17.6) Cash & marketable securities (14.2) 0.1 Derivatives (assets)/liabilities 0.0 6.6 Net debt 6.9 6.2 Undrawn committed revolving facilities 7.4

Q1 2017 Additional Information: Debt 3 Debt maturity schedule - Unaudited Note: Numbers may not add due to rounding * Represents total cash maturities excluding accruals Outstanding March 31 ‘17 9M 2017 2018 2019 2020 2021 Beyond 8.1 Bank debt 2.4 3.0 0.9 0.5 0.4 0.9 11.6 Capital market debt 1.7 2.0 1.5 1.4 1.0 4.0 1.4 Other debt 0.5 0.2 0.2 0.1 0.1 0.3 21.1 Total cash maturities * 4.6 5.1 2.6 2.1 1.5 5.2 14.2 Cash and marketable securities 7.4 Undrawn committed revolving facilities 21.6 Total available liquidity 6.6 Sale of receivables (IFRS de-recognition compliant) 4.0 of which receivables sold to financial services JVs (FCA Bank) €B